

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 12, 2017

Robert S. McLean
Executive Vice President
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209

> **Re:** **EnPro Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 5, 2017**
> **File No. 333-220824**

Dear Mr. McLean:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Stephen M. Lynch